# Phormed Inc



# ANNUAL REPORT

1999 Avenue of the Stars, #1100

Century City, CA 90067

(310) 600-8903

www.phormed.com

This Annual Report is dated October 19, 2023.

## BUSINESS

PhorMed is a clinical stage biopharmaceutical company developing its compound RP-323, a gene repair therapy. A number of indications are under development using one drug. It has been determined that RP-323 is active along specific cell lines, being able to target damaged or mutated cells due to cancer, viruses and a variety of other factors. Our studies include cancer cells, blood cells and due to its special ability to pass through the Blood Brain Barrier (BBB), neurological cells. Because of RP-323’s wide range of activity, the company has been able to build a broad platform off of a single molecule.

The company is working on a treatment for Parkinson’s disease that is in line to become a groundbreaking First-In-Class therapy. RP-323 is also targeted to be first-line treatments in Oncology, Neurology and Anti-Virus. The company’s mission is to treat unmet medical needs by treating causes and in rare cases the symptom. This is accomplished through differentiation, RP-323’s ability to repair the DNA of damaged or mutated cells; by immunotherapy, boosting the body’s immune system through cytokine induction; and by stem cell signaling and proliferation, stimulating cell division once the cell is repaired and functioning properly. All of the mechanisms of action work in unison, allowing the body to repair itself and return to a healthy condition.

5 indications are presently in the pipeline and the company will continue to expand through its continued dedication in research and development. We are committed to the highest standards of scientific excellence and integrity to accomplish these goals for our patients and society.

Since 2019 and joining StartEngine, the company expanded its pipe-line which now includes the 5th and newest indication for COVID-19 and the study of Acute Respiratory Distress Syndrome (ARDS), and discovered a 6th used for RP-323 which we are currently perfecting a patent application for the USPTO. We also completed an animal study for the provention of ARDS which data is now deing annylized. We are midstream with designing a study for Parkinson's disease. We have completed an application for a COVID-19 grant which will be submitted once the ARDS study data becomes available. Administrative advancements were made amending AML and Hodgkin's lymphoma protocols for our IND applications for phase 1/2 FDA filings. We have started the manufacturing process for a new batch of RP-323 serum which will be available to us by the end of year 2022.

The roughly $2.5 million amount raise since 2019, from our round one campaign, went to the above detailed items which include but not limited to advancing our technology, expanding our pipleline, patent maintenance fees, administrative costs associated with USPTO, FDA and grants applications, totaling about 45%. An additional 35% went into marketing which include StartEngine fees, and the remaining 20% went to payroll and general overhead.

Intellectual Property

The Company's Intellectual Property was assigned in 2019 by its inventor, Richard L. Chang, to PhorMed Inc. In particular, No. 13/745,745 titled “COMPOSITIONS AND METHODS OF USE OF PHORBOL ESTERS FOR THE TREATMENT OF NEOPLASMS” (Acute Myeloid Leukemia (“AML”)). Previously, this Intellectual Property was assigned to a separate entity, Rich Pharmaceuticals that previously was involved in the research and development of this IP, however, the company reverted its interest in the IP to Richard L. Change after changing its business model and direction. The initial Phase 1 FDA trial for this drug was conducted by Rich Pharmaceuticals when they were the owner of the IP assets prior to 2019. Now the future development of the drug lies solely with PhorMed, Inc.

History of RP-323 & Understanding FDA Trials

RP-323 originally conducted a Phase I trial in 2004-2005 (https://clinicaltrials.gov/ct2/show/NCT00004058). For human FDA trials, there are only three phases prior to entering into the marketplace. Those are Phase 1, Phase 2, Phase 3. Once Phase 1 is complete, the FDA may require an abbreviated safety phase to be included within the Phase 2 study which they call phase 1/2 or I/II. The 1 (I) portion of 1/2 (I/II) is an abbreviated safety step. Once the abbreviated safety step is completed companies move directly to starting Phase 2 (II). As of 2022, PhorMed is currently in phase 1/2 (I/II). We are not currently active in a trial at this time however we are in preparation for this next phase.

**Previous Offerings**

Name: Common Stock

Type of security sold: Equity

Final amount sold: $2,515,254.98

Number of Securities Sold: 2,634,094

Use of proceeds: Working Capital and R&D.

Date: March 26, 2022

Offering exemption relied upon: Regulation CF

## REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

## MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

## AND RESULTS OF OPERATION

**Operating Results – 2022 Compared to 2021**

Circumstances which led to the performance of financial statements:

The company is an early to mid-stage clinical development company and is not yet revenue-generating. Therefore we do not have revenues, costs of goods sold or margins to compare.

Our primary goals are to find effecacy (usefulness) by way of clincial trials while continuing to find new uses for our technology. Primary spending has been in clincial development in ARDS and in administrative work prepared for the FDA and thw US patent office to perfect our intelectual property. As we make progress and advance our chechnology down the FDA's required path we will gain valuation and greater potential to marketability.

Currently, our highest expenses are related to general and administrative expenses which increased from $242,872 in 2020 to $355,870 in 2021. However, our consulting expenses decreased from 2020 to 2021. In 2020 we operated with a net loss of -$948,160 and in 2021 we decreased our less to -$563,854.

Our industry requires a lot of capital and length research, development and testing so this will be the focus of our fundraising efforts.

Historical results and cash flows:

If increased investment dollars are generated a greater percentage of overall spend will go to R&D and other expense items will all decrease by percentage. While the previous 2.5 years capital spending was adminisrative heavy due to filing requirements, grant writing and clincial study design. Following years will reap the benefits from the past years with grant applications near ready for filing and clnical data from active clincial trials and expanding IP. We previouly relied heavily on selling equity which will continue until we have a product on the market. We will submit applications for grants within the next quarter while also reaching out to the financial community for support.

**Liquidity and Capital Resources**

At December 31, 2022, the Company had cash of $171,333.00. [*The Company intends to raise additional funds through an equity financing.*]

**Debt**

N/A

# DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Sean M. O'Connell, Ph.D

Sean M. O'Connell, Ph.D's current primary role is with ICIG Healthcare Group. Sean M. O'Connell, Ph.D currently services 10 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Medical Officer

Dates of Service: April, 2021 - Present

Responsibilities: Dr. O'Connell's primary job is as President of OConnell Consultants LLC and will work at PhorMed as needed: Work at PhorMed entails spokesperson for all speaking engagements, symposiums and conferences, manage all corporate and clinical directives, assist in protocol design, maintain clinical site communications, assist in expanding clinical sites, and manage all medical related work. Sean currently receives a salary compensation of $87/hour.

Other business experience in the past three years:

Employer: ICIG Healthcare Group

Title: Chief Science Officer

Dates of Service: September, 2014 - Present

Responsibilities: Cell Expansion Facility (Facility closed in January 2018 and new lab being built at a new hospital in Xi'an) - Design, oversee build-out, equip, recruit and train staff of a 'state-of-the-art' automated Primary Cell Expansion Facility as part of a Cell Therapy Center of a large private hospital in Northwest China. Develop validated cell culture, automated expansion and safety protocols for the facility. Served as the Director of the Cell Expansion Facility (position has been retained for new facility), supervising a trained staff of cell biologists (PhDs), nurses and technicians. Aegle Research/Aegle BioTech LLC, Princeton Innovation Center BioLabs - Oversee technology transfer of autologous iNKT Cell Therapy from Dr. Xu's Laboratory Fudan University, Shanghai to New Jersey. Set up toll manufacturing in the US of iNKT cellular therapy. Recruit investigators and study sites for pilot iNKT clinical trials. Recruit and convene Clinical and basic science Advisory Boards for iNKT. Oversee regulatory submission and product registration.

Other business experience in the past three years:

Employer: Englewood Hospital and Medical Center - a Mount Sinai School of Medicine Affiliated Hospital

Title: Assistant Professor, Vascular and General Surgery

Dates of Service: October, 2014 - Present

Responsibilities: Surgical Research Laboratory – design, implementation and oversight of pre-clinical and clinical research programs.

Other business experience in the past three years:

Employer: NuTech Medical, Inc. (now part of Organogenesis Inc.)

Title: Clinical Consultant

Dates of Service: March, 2014 - January, 2018

Responsibilities: Design and execute multi-center clinical studies for NuTech's proprietary NuShieldÔand AffinityÔ placenta-derived allograft technology in the treatment of chronic lower extremity ulcers. Develop study protocols and IRB submissions. Identify and recruit principal investigators and clinical centers of excellence in wound healing for the multicenter trials. Oversee conduct of trials and perform data analysis, final study reports and assist with peer-reviewed publication of results

Name: Ben Chang

Ben Chang's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: President, CEO, CFO, Director

Dates of Service: April, 2020 - Present

Responsibilities: Set all corporate directives and manage all financial matters. Ben currently receives a salary compensation of $275,000 per year and 2.5M shares.

Other business experience in the past three years:

Employer: Rich Pharmaceuticals Inc

Title: CEO/Director

Dates of Service: May, 2013 - June, 2019

Responsibilities: Oversaw operations of the company.

Name: Carole Salvador

Carole Salvador's current primary role is with Self Employed. Carole Salvador currently services Between 0-5 hours per week as needed hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Secretary/Treasurer

Dates of Service: January, 2020 - Present

Responsibilities: Record Keeping and filings. Carole receives no salary compensation and received 750,000 common shares as equity compensation

Name: Richard Chang

Richard Chang's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: CSO

Dates of Service: January, 2020 - Present

Responsibilities: All duties and decisions relating to science and scientific technology. Richard currently receives salary compensation of $240,000/year.

Name: Stuart Greene

Stuart Greene's current primary role is with Coldwell Banker Hearthside. Stuart Greene currently services 20 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: VP of Marketing and Business Development

Dates of Service: January, 2022 - Present

Responsibilities: Marketing and Ad design for fundraising purposes. Stuart currently works part-time in his role.

Other business experience in the past three years:

Employer: Coldwell Banker Hearthside

Title: Realtor

Dates of Service: January, 2019 - Present

Responsibilities: Self-employed part-time realtor.

Other business experience in the past three years:

Employer: Nomad Associates LLC

Title: Voice Over Artist

Dates of Service: January, 2019 - Present

Responsibilities: Voice over artist part-time.

# PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2022, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock

Stockholder Name: Prof Richard L. Chang

Amount and nature of Beneficial ownership: 40,615,000

Percent of class: 78.64

# RELATED PARTY TRANSACTIONS

Name of Entity: RLC Holdings LLC

Names of 20% owners: Richard L. Chang

Relationship to Company: Family member

Nature / amount of interest in the transaction: Consulting agreement with the company

Material Terms: On May 15, 2020, RLC Holdings LLC (wholly owned by Richard L. Chang, father of CEO Ben Chang and Chief Science Officer of the Company) and the Company entered into a consulting agreement. RLC Holdings LLC was offered and did purchase 28,610,000 common shares at par value ($28,610) as a founder of the Company. Under the consulting agreement, RCL Holdings LLC, will be paid as to be paid $240,000 annually. As of December 31, 2021 and December 31, 2020, $145,000 and $150,000, respectively, was recorded as an outstanding liability as reflected on the Company's balance sheet included in accounts payable.

Name of Entity: Imagic LLC

Names of 20% owners: Ben Chang

Relationship to Company: Officer

Nature / amount of interest in the transaction: Imagic LLC has a consulting agreement with the company.

Material Terms: On May 15, 2020, Imagic LLC (wholly owned by Ben Chang, Chief Executive Officer and Chairman of the Board of Directors of the Company) and the Company entered into a consulting agreement. Imagic LLC was offered and did purchase 2,500,000 common shares at par value ($2,500) as a founder of the Company. Under the consulting agreement, Imagic LLC, will be paid as to be paid $276,000 annually. As of December 31, 2021 and December 31, 2020, $0 and $52,800, respectively, was recorded as an outstanding liability as reflected on the Company's balance sheet included in accounts payable.

Name of Entity: Edward Pan

Relationship to Company: 20%+ Owner

Nature / amount of interest in the transaction: On January 4, 2021, Edward Pan, investor, entered into a consulting agreement.

Material Terms: Edward Pan was offered and he purchased 500,000 common shares at par value ($500) as a founder of the Company. Under the consulting agreement, Edward Pan was to be paid $60,000 annually. As of December 31, 2021, $20,000 was unpaid and accrued.

# OUR SECURITIES

The company has authorized Common Stock, Preferred Stock, and Promissory Convertible Note. As part of the Regulation Crowdfunding raise, the Company will be offering up to 2,150,494 of Common Stock.

Common Stock

The amount of security authorized is 100,000,000 with a total of 51,647,023 outstanding.

Voting Rights

One vote per share

Material Rights

There are no material rights associated with Common Stock.

Preferred Stock

The amount of security authorized is 10,000,000 with a total of 0 outstanding.

Voting Rights

The rights, preferences, priviliges, and restrictions of any class of preferred stock may be designated by the board of directors at a future date.

Material Rights

There are no material rights associated with Preferred Stock.

Promissory Convertible Note

The security will convert into Common stock and the terms of the Promissory Convertible Note are outlined below:

Amount outstanding: $31,250.00

Maturity Date: November 05, 2020

Interest Rate: 20.0%

Discount Rate: 20.0%

Valuation Cap: None

Conversion Trigger: The "Holder" can convert at any time or will convert by company at default

Material Rights

There are no material rights associated with Promissory Convertible Note.

**What it means to be a minority holder**

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

**Dilution**

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

**RISK FACTORS**

Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the common stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business. Any valuation at this stage is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited Any common stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the Pharmaceutical industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. If the Company cannot raise sufficient funds it will not succeed The Company is offering common stock in the amount of up to $2,150,494.83in this offering and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds." We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share. Management Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. The amount raised in this offering may include investments from company insiders or immediate family members Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page. We may never have an operational product or service It is possible that there may never be an operational drug company or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon Company's making a determination that the business model, or some other factor, will not be in the best interest of Company and its stockholders/members/creditors. Minority Holder; Securities with Voting Rights The common stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management discretion. You are buying voting shares as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. Insufficient Funds The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. We are an early stage company and have limited revenue and operating history The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that the treatment is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment. We have wide discretion as to the use of the proceeds of this Offering and may not choose to use the proceeds effectively. We plan to use the net proceeds from this Offering for the purposes set forth under "Estimated Uses of Proceeds." However, we reserve the right to use the funds obtained from this Offering for other similar purposes not presently contemplated which we deem to be in our best interests in order to address changed circumstances or opportunities. As a result of the foregoing, we will have discretion with respect to the use of the proceeds of this Offering and may apply the proceeds in ways with which you do not agree. Investors must depend upon our management's judgment as to the use of proceeds. If we fail to apply these funds effectively, our business, results of operations and financial condition may be materially and adversely affected. Investors will not participate in these decisions and must evaluate this risk. We have a limited product and technology portfolio at the current time. We have one (1) product in phase I/II clinical trials ("AML"). Our portfolio contains four (4) other indications entering into phase I/II and phase II ("Parkinson's disease", "Hodgkin's Lymphoma", "Immune Thrombocytopenia Purpura" and "Stroke"). There can be no assurance that any of our other product ideas will be successfully developed, prove to be safe and efficacious in clinical trials, meet applicable regulatory standards, be capable of being produced in commercial quantities at acceptable costs or be successfully marketed. There can be no assurance that any programs or technologies that we might license or acquire in the future will be successfully developed, prove to be safe and efficacious in clinical trials, meet applicable regulatory standards, be capable of being produced in commercial quantities at acceptable costs or be successfully marketed. We must obtain governmental approval for each of our product candidates. The development, production and marketing of our potential products are subject to extensive regulation by government authorities in the United States and most other developed countries. The process of obtaining approval from the Food and Drug Administration ("FDA") in the United States requires conducting extensive pre-clinical and clinical testing. We have limited experience in, and limited resources available for, regulatory activities. Failure to comply with applicable regulations can, among other things, result in non-approval, suspensions of regulatory approvals, fines, product seizures and recalls, operating restrictions, injunctions and criminal prosecution. Any of the following events can occur and, if any did occur, any one could have a material adverse effect on our business, financial conditions and results of operations: • difficulty in securing additional centers to conduct trials; • difficulty in enrolling patients in conformity with required protocols or projected timelines; • unexpected adverse reactions by patients or a temporary suspension or complete ban on trials of our products due to adverse side effects; • clinical trials may not yield sufficiently conclusive results for regulatory agencies to approve the use of our lead product, other products in development, or any other products we may acquire or in-license; • there can be delays, sometimes long delays, in obtaining approval for its product candidates; • the rules and regulations governing product candidates can change during the review process, which can result in the need to spend time and money for further testing or review; • if approval for commercialization is granted, it is possible the authorized use will be more limited than we believe is necessary for commercial success, or that approval may be conditioned on completion of further clinical trials or other activities; and • once granted, approval can be withdrawn, or limited, if previously unknown problems arise with our human-use product or data arising from its use. These and other factors could delay marketing approval from the FDA or cause us to fail to receive any approval from the FDA or other governmental authorities. Trials are expensive, time-consuming and difficult to design and implement. Human clinical trials are expensive and difficult to design and implement, in part because they are subject to rigorous regulatory requirements. Further, the medical, regulatory and commercial environment for pharmaceutical products changes quickly and often in ways that we may not be able to accurately predict. The clinical trial process is also time-consuming, and we do not know whether planned clinical trials will begin on time or whether we will complete any of our clinical trials on schedule or at all. Significant delays may adversely affect our financial results and the commercial prospects for potential products or any other products we may acquire or in-license, and delay our ability to become profitable. Product development costs and the need for collaborators will increase if we have delays in testing or approvals or if we need to perform more or larger clinical trials than planned. Furthermore, as failure can occur at any stage of the trials, we could encounter problems that cause us to abandon or repeat clinical trials. The commencement and completion of clinical trials may be delayed by several factors, including: • changes to applicable regulatory requirements; • unforeseen safety issues; • determination of dosing issues; • lack of effectiveness in the clinical trials; • slower than expected rates of patient recruitment; • inability to monitor patients adequately during or after treatment; • inability or unwillingness of medical investigators to follow our clinical protocols; • inability to maintain a supply of the investigational drug in sufficient quantities to support the trials; and • suspension or termination of clinical trials for various reasons, including noncompliance with regulatory requirements or changes in the clinical care protocols and standards of care within the institutions in which our trials take place. In addition, we or the FDA may suspend the clinical trials at any time if it appears that we are exposing participants to unacceptable health risks or if the FDA finds deficiencies in any Investigational New Drug

Applications ("IND") or the conduct of these trials. A number of companies in the biotechnology and drug development industries have suffered significant setbacks in advanced clinical trials despite promising results in earlier trials. In the end, we may be unable to develop marketable products. The results of our future clinical trials may not support the product candidate claims. Even if our clinical trials are completed as planned, their results may not support the product-candidate claims, or the FDA or government authorities may not agree with the conclusions regarding such results. Success in preclinical testing and early clinical trials does not ensure that we will be successful, and the results from any later clinical trials may not replicate the results of prior clinical trials and pre-clinical testing. The clinical trial process may fail to demonstrate that product candidates are safe for humans and effective for indicated uses. This failure would cause us to abandon a product candidate and may delay development of other product candidates. Any delay in, or termination of, our clinical trials will delay the filing of the NDAs with the FDA and, ultimately, our ability to commercialize our product candidates and generate product revenues. Delays in patient enrollment for clinical trials could increase costs and delay regulatory approvals. The rate of completion of our clinical trials will depend on the rate of patient enrollment. There may be substantial competition to enroll patients in clinical trials for our products and any other product we may develop or in-license. This competition has delayed the clinical trials of other biotechnology and drug development companies in the past. In addition, recent improvements in existing drug therapy may make it more difficult for us to enroll patients in the clinical trials as the patient population may choose to enroll in clinical trials sponsored by other companies or choose alternative therapies. Delays in patient enrollment can result in increased development costs and delays in regulatory approvals. Our drug-development programs depend upon third-party researchers who are outside our control. We depend upon independent investigators and collaborators, such as universities, medical institutions, and clinical research organizations to conduct pre-clinical and clinical trials under agreements. These collaborators are not our employees, and we cannot control the amount or timing of resources that they devote to our programs. These investigators may not assign as great a priority to the programs or pursue them as diligently as we would if it were undertaking such programs. If outside collaborators fail to devote sufficient time and resources to our drug-development programs, or if their performance is substandard, the approval of our FDA applications, if any, and the introduction of new drugs, if any, will be delayed. These collaborators may also have relationships with other commercial entities, some of whom may compete with us. If our collaborators assist the competitors at our expense, any competitive position would be harmed. If conflicts arise with our collaborators, they may act in their self-interests, which may be adverse to our interests. Conflicts may arise in our collaborations due to one or more of the following: • disputes with respect to payments that we believe are due under a collaboration agreement; • disagreements with respect to ownership of intellectual property rights; • unwillingness on the part of a collaborator to keep us informed regarding the progress of its development and commercialization activities, or to permit public disclosure of these activities; • delay of a collaborator's development or commercialization efforts with respect to drug candidates; or • termination or non-renewal of the collaboration. In addition, with our collaborations, we may be required to agree not to conduct independently, or with any third party, any research that is competitive with the research conducted under our collaborations. Our collaborations may have the effect of limiting the areas of research that management may pursue, either alone or with others. Our collaborators, however, may be able to develop, either alone or with others, products in related fields that are competitive with the products or potential products that are the subject of these collaborations. We must obtain governmental approval for each of our product candidates. The development, production and marketing of our potential products are subject to extensive regulation by government authorities in the United States and most other developed countries. The process of obtaining approval from the Food and Drug Administration ("FDA") in the United States requires conducting extensive pre-clinical and clinical testing. We have limited experience in, and limited resources available for, regulatory activities. Failure to comply with applicable regulations can, among other things, result in non-approval, suspensions of regulatory approvals, fines, product seizures and recalls, operating restrictions, injunctions and criminal prosecution. Any of the following events can occur and, if any did occur, any one could have a material adverse effect on our business, financial conditions and results of operations: • difficulty in securing additional centers to conduct trials; • difficulty in enrolling patients in conformity with required protocols or projected timelines; • unexpected adverse reactions by patients or a temporary suspension or complete ban on trials of our products due to adverse side effects; • clinical trials may not yield sufficiently conclusive results for regulatory agencies to approve the use of our lead product, other products in development, or any other products we may acquire or in-license; • there can be delays, sometimes long delays, in obtaining approval for its product candidates; • the rules and regulations governing product candidates can change during the review process, which can result in the need to spend time and money for further testing or review; • if approval for commercialization is granted, it is possible the authorized use will be more limited than we believe is necessary for commercial success, or that approval may be conditioned on completion of further clinical trials or other activities; and • once granted, approval can be withdrawn, or limited, if previously unknown problems arise with our human-use product or data arising from its use. These and other factors could delay marketing approval from the FDA or cause us to fail to receive any approval from the FDA or other governmental authorities. Trials are expensive, time-consuming and difficult to design and implement. Human clinical trials are expensive and difficult to design and implement, in part because they are subject to rigorous regulatory requirements. Further, the medical, regulatory and commercial environment for pharmaceutical products changes quickly and often in ways that we may not be able to accurately predict. The clinical trial process is also time-consuming, and we do not know whether planned clinical trials will begin on time or whether we will complete any of our clinical trials on schedule or at all. Significant delays may adversely affect our financial results and the commercial prospects for potential products or any other products we may acquire or in-license, and delay our ability to become profitable. Product development costs and the need for collaborators will increase if we have delays in testing or approvals or if we need to perform more or larger clinical trials than planned. Furthermore, as failure can occur at any stage of the trials, we could encounter problems that cause us to abandon or repeat clinical trials. The commencement and completion of clinical trials may be delayed by several factors, including: • changes to applicable regulatory requirements; • unforeseen safety issues; • determination of dosing issues; • lack of effectiveness in the clinical trials; • slower than expected rates of patient recruitment; • inability to monitor patients adequately during or after treatment; • inability or unwillingness of medical investigators to follow our clinical protocols; • inability to maintain a supply of the investigational drug in sufficient quantities to support the trials; and • suspension or termination of clinical trials for various reasons, including noncompliance with regulatory requirements or changes in the clinical care protocols and standards of care within the institutions in which our trials take place. In addition, we or the FDA may suspend the clinical trials at any time if it appears that we are exposing participants to unacceptable health risks or if the FDA finds deficiencies in any Investigational New Drug

Applications ("IND") or the conduct of these trials. A number of companies in the biotechnology and drug development industries have suffered significant setbacks in advanced clinical trials despite promising results in earlier trials. In the end, we may be unable to develop marketable products. We are an early stage company and have not yet generated any profits PhrMed Inc was formed on 5/15/2019. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. PhorMed Inc has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares. We face intense competition. The industry is highly competitive, so, even if our products ultimately get approved by the FDA, their success depends on our management's ability to sustain competitive advantages. The pharmaceutical, biopharmaceutical and biotechnology industries are very competitive, fast moving and intense, and are expected to be increasingly so in the future. Other larger and well funded companies have developed and are developing drugs that, if not similar in type to our drugs, are designed to address the same patient or subject population. Therefore, our lead product, other products in development, or any other products we may acquire or in-license may not be the best, the safest, the first to market, or the most economical to make or use. If a competitor's product is better than ours, for whatever reason, then we could make less money from sales, if we are able to generate sales at all. There are many reasons why a competitor might be more successful than us, including: • Most competitors have greater financial resources and can afford more technical and development setbacks than we can. • Most competitors have been in the drug-discovery and drug-development business longer than we have. They have greater experience than us in critical areas like clinical testing, obtaining regulatory approval, and sales and marketing. This experience and their name recognition give them a competitive advantage over us. • Some competitors may have a better patent position protecting their technology than we have or will have to protect our technology. If we cannot use our proprietary rights to prevent others from copying our technology or developing similar technology, then our competitive position will be harmed. • Some companies with competitive technologies may move through stages of development, approval, and marketing faster than we do. If a competitor receives FDA approval before us, then it will be authorized to sell its products before we can sell our products. The first company "to market" often has a significant advantage over latecomers; a second-place position could result in less-than-anticipated sales. • The recent completion of the sequencing of the human genome may result in an acceleration of competing products due to enhanced information about disease states and the factors that contribute to the disease. If we are unable to establish sales and marketing capabilities or enter into agreements with third parties to sell and market any products we may develop, we may not be able to generate product revenue. We do not currently have an organization for the sales, marketing and distribution of pharmaceutical products. In order to market any products that may be approved by the FDA, we must build sales, marketing, managerial and other non-technical capabilities or make arrangements with third parties to perform these services. In addition, our management has no experience in developing, training or managing a sales force and will incur substantial additional expenses in doing so. The cost of establishing and maintaining a sales force may exceed its cost effectiveness. Furthermore, we will compete with many companies that currently have extensive and well-funded marketing and sales operations. Our marketing and sales efforts may be unable to compete successfully against these companies. If our management is unable to establish adequate sales, marketing and distribution capabilities, whether independently or with third parties, we may not be able to generate product revenue and may not become profitable. We do not have any manufacturing facilities and expect to rely on one or more third-party manufacturers to properly manufacture any products we may develop or in-license and may not be able to quickly replace manufacturing capacity without the use of a third party's manufacturing facilities as a result of a fire, natural disaster (including an earthquake), equipment failure or other difficulty, or if such facilities are deemed not in compliance with the Good Manufacturing Practices ("GMP") requirements, and the noncompliance could not be rapidly rectified. Our inability or reduced capacity to have any products we may develop or in-license manufactured would prevent us from successfully commercializing our proposed products. Our dependence upon third parties for the manufacture of our proposed products may adversely affect our profit margins and our ability to develop and deliver proposed products on a timely and competitive basis. Any delays in formulation and manufacturing objectives may cause a delay in our clinical program, and could have an adverse effect on any potential sales or profits. We could occasionally become subject to commercial disputes that might harm our business by distracting our management from the operation of our business and by increasing expenses. If we do not prevail in such disputes, they could subject us to potential monetary damages and other remedies. From time to time we can become engaged in disputes regarding our commercial transactions. These disputes could result in monetary damages or other remedies that could adversely impact of our financial position or operations. Even if we prevail in these disputes, they may distract our management from operating the business and the cost of defending these disputes would reduce operating results. We may be subject to product liability claims. The development, manufacture, and sale of pharmaceutical products would expose us to the risk of significant losses resulting from product liability claims. Although management intends to obtain and maintain product liability insurance to offset some of this risk, we may be unable to secure such insurance or we may not cover certain potential claims. We may not be able to afford to obtain product liability insurance due to rising costs in insurance premiums in recent years. If our management is able to secure insurance coverage, we may be faced with a successful claim in excess of our product liability coverage that could result in a material adverse impact on our business. If insurance coverage is too expensive or is unavailable, we may be forced to self-insure against product-related claims. Without insurance coverage, a successful claim against us and any defense costs incurred in defending us may have a material adverse impact on operations. In-licensing of drug-development programs could result in operating difficulties, dilution and other harmful consequences. We may seek to in-license certain technologies, but have only limited experience in these types of transactions. From time-to-time, management may engage in discussions regarding in-licensing or certain technologies management believes critical to our business. Any one of these transactions could have a material effect on our financial condition and operating results. Our intellectual property rights are valuable, and our inability to protect them could reduce the value of our products, services and brand. Our patents, trademarks, trade secrets, copyrights and other intellectual property rights are critically important assets. Events outside of our management's control could jeopardize our ability to protect our intellectual property rights. For example, effective intellectual property protection may not be available in every country in which our products and services, if any, are distributed. In addition, the efforts our management has taken to protect our intellectual property rights may not be sufficient or effective. Any significant impairment of our intellectual property rights could harm our business or our ability to compete. Protecting our intellectual property rights is costly and time consuming, and the unauthorized use of our intellectual property could cause these costs to rise significantly and materially affect the operating results. While our goal is to obtain patent protection for our innovations, they may not be patentable or our management may choose not to protect certain innovations that later turn out to be important for our business. Even if we do obtain protection for our potential innovations, the scope of protection gained may be insufficient or a patent issued may be deemed invalid or unenforceable, as the issuance of a patent is not conclusive as to its validity or as to the enforceable scope of the claims of the patent. The patenting process, enforcement of issued patents, and defense against claims of infringement are inherently costly and risky. We may not have the financial resources to defend our patents, thereby reducing our competitive position and our business prospects. Specific risks associated with the patent process include the following: • The United States or foreign patent offices may not grant patents of meaningful scope based on the applications we have already filed and those we intend to file. If our current patents do not adequately protect our drug molecules and the indications for their use, then management will not be able to prevent imitation and any product may not be commercially viable. • Some of the issued patents we now license may be determined to be invalid. If we have to defend the validity of our patents the costs of such defense could be substantial, and there is no guarantee of a successful outcome. In the event any of the patents in-licensed is found to be invalid, we may lose our competitive position and may not be able to receive royalties for products covered in part or whole by that patent under license agreements. • In addition, changes in or different interpretations of patent laws in the United States and foreign countries may permit others to use discoveries or to develop and commercialize technology and products without providing any compensation to us. The laws of some countries do not protect intellectual property rights to the same extent as U.S. laws and those countries may lack adequate rules and procedures for defending the intellectual property rights. For example, some countries, including many in Europe, do not grant patent claims directed to methods of treating humans, and in these countries patent protection may not be available at all to protect us. Although we try to avoid infringement, there is the risk that we may be sued for infringing patented technology owned by another person or entity. For example, U.S. patent applications are confidential while pending in the Patent and Trademark Office, and patent offices in foreign countries often publish patent applications for the first time six months or more after filing. Further, we may not be aware of published or granted conflicting patent rights. Any conflicts resulting from patent applications and patents of others could significantly reduce the coverage of our patents and limit our ability to obtain meaningful patent protection. In addition, defending or indemnifying a third party against a claim of infringement can involve lengthy and costly other legal actions, and there can be no guarantee of a successful outcome. Our management also seeks to maintain certain intellectual property as trade secrets. The secrecy of this information could be compromised by third parties, or intentionally or accidentally disclosed to others by our employees, which may cause us to lose any competitive advantage we enjoy from maintaining these trade secrets. We are, and may in the future be, subject to intellectual property rights claims, which are costly to defend, which could require us to pay damages, and which could limit our ability to use certain technologies in the future. Companies in the pharmaceutical, biopharmaceutical and biotechnology industries own large numbers of patents, copyrights, trademarks, and trade secrets and frequently enter into litigation based on allegations of infringement or other violations by others of intellectual property rights. As our products get closer to commercialization, there is greater possibility that we may become subject to an infringement claim based on use of the technology such that we would be unable to continue using the technology without obtaining a license or settlement from third parties. Any intellectual property claims, whether merited or not, could be time-consuming and expensive to litigate and could cause us to divert critical management and financial resources to the resolution of such claims. We may not be able to afford the costs of litigation. Any legal action against us or our collaborators could lead to: • payment of damages, potentially treble damages, if we are found to have willfully infringed a party's patent rights; • injunctive or other equitable relief that may effectively block our ability to further develop, commercialize and sell products; or • we or our collaborators having to enter into license arrangements that may not be available on commercially acceptable terms, if at all. Confidentiality agreements with employees and others may not adequately prevent disclosure of our trade secrets and other proprietary information and may not adequately protect our intellectual property. Because we operate in the highly technical field of drug discovery and development, we rely in part on trade secret protection in order to protect our proprietary technology and processes. However, trade secrets are difficult to protect. We enter into confidentiality and intellectual property assignment agreements with corporate partners, employees, consultants, outside scientific collaborators, sponsored researchers and other advisors. These agreements generally require that the other party keep confidential and not disclose to third parties all confidential information developed by the party or made known to the party during the course of the party's relationship with us. These agreements also generally provide that inventions conceived by the party in the course of rendering services to us will be our exclusive property. However, these agreements may not be honored and may not effectively assign intellectual property rights to us. Enforcing a claim that a party illegally obtained and is using our trade secrets is difficult, expensive and time consuming and the outcome is unpredictable. In addition, courts outside the United States may be less willing to protect trade secrets. The failure to obtain or maintain trade secret protection could adversely affect our competitive position. We rely on highly skilled personnel and, if unable to retain or motivate key personnel or hire additional qualified personnel, we may not be able to grow effectively. Our performance is largely dependent on the talents and efforts of highly skilled individuals. Our future success depends on our continuing ability to identify, hire, develop, motivate, and retain highly skilled personnel for all areas of the organization. Competition in the industry for qualified employees is intense and it is likely that certain competitors will directly target some of our employees. Our continued ability to compete effectively depends on our ability to retain and motivate existing employees. Management may also need to hire additional qualified personnel with expertise in preclinical testing, clinical research and testing, government regulation, formulation and manufacturing and sales and marketing. We compete for qualified individuals with numerous biopharmaceutical companies and other emerging entrepreneurial companies, as well as universities and research institutions. Competition for such individuals is intense, and we may not be able to successfully recruit or retain such personnel. Attracting and retaining qualified personnel will be critical to our success. The CEO is not a majority shareholder and only has a minor role in daily operations and has major roles in other companies. Retaining him and/or replacing him with a qualified person may create hardship to the company and could hinder growth. We must obtain governmental approval for each of our product candidates. The development, production and marketing of our potential products are subject to extensive regulation by government authorities in the United States and most other developed countries. The process of obtaining approval from the Food and Drug Administration ("FDA") in the United States requires conducting extensive pre-clinical and clinical testing. We have limited experience in, and limited resources available for, regulatory activities. Failure to comply with applicable regulations can, among other things, result in non-approval, suspensions of regulatory approvals, fines, product seizures and recalls, operating restrictions, injunctions and criminal prosecution. Any of the following events can occur and, if any did occur, any one could have a material adverse effect on our business, financial conditions and results of operations: • difficulty in securing additional centers to conduct trials; • difficulty in enrolling patients in conformity with required protocols or projected timelines; • unexpected adverse reactions by patients or a temporary suspension or complete ban on trials of our products due to adverse side effects; • clinical trials may not yield sufficiently conclusive results for regulatory agencies to approve the use of our lead product, other products in development, or any other products we may acquire or in-license; • there can be delays, sometimes long delays, in obtaining approval for its product candidates; • the rules and regulations governing product candidates can change during the review process, which can result in the need to spend time and money for further testing or review; • if approval for commercialization is granted, it is possible the authorized use will be more limited than we believe is necessary for commercial success, or that approval may be conditioned on completion of further clinical trials or other activities; and • once granted, approval can be withdrawn, or limited, if previously unknown problems arise with our human-use product or data arising from its use. These and other factors could delay marketing approval from the FDA or cause us to fail to receive any approval from the FDA or other governmental authorities. Trials are expensive, time-consuming and difficult to design and implement. Human clinical trials are expensive and difficult to design and implement, in part because they are subject to rigorous regulatory requirements. Further, the medical, regulatory and commercial environment for pharmaceutical products changes quickly and often in ways that we may not be able to accurately predict. The clinical trial process is also time-consuming, and we do not know whether planned clinical trials will begin on time or whether we will complete any of our clinical trials on schedule or at all. Significant delays may adversely affect our financial results and the commercial prospects for potential products or any other products we may acquire or in-license, and delay our ability to become profitable. Product development costs and the need for collaborators will increase if we have delays in testing or approvals or if we need to perform more or larger clinical trials than planned. Furthermore, as failure can occur at any stage of the trials, we could encounter problems that cause us to abandon or repeat clinical trials. The commencement and completion of clinical trials may be delayed by several factors, including: • changes to applicable regulatory requirements; • unforeseen safety issues; • determination of dosing issues; • lack of effectiveness in the clinical trials; • slower than expected rates of patient recruitment; • inability to monitor patients adequately during or after treatment; • inability or unwillingness of medical investigators to follow our clinical protocols; • inability to maintain a supply of the investigational drug in sufficient quantities to support the trials; and • suspension or termination of clinical trials for various reasons, including noncompliance with regulatory requirements or changes in the clinical care protocols and standards of care within the institutions in which our trials take place. In addition, we or the FDA may suspend the clinical trials at any time if it appears that we are exposing participants to unacceptable health risks or if the FDA finds deficiencies in any Investigational New Drug Applications ("IND") or the conduct of these trials. A number of companies in the biotechnology and drug development industries have suffered significant setbacks in advanced clinical trials despite promising results in earlier trials. In the end, we may be unable to develop marketable products. The Company's Chief Executive Officer and Chief Science Officer are currently involved in pending personal legal matters related to former business entities. Currently, the Company's Chief Executive Officer and Chief Science Officer are currently involved in pending legal matters. First, in 2021 Computer Law Group filed a civil suit against Benjamin Chang and Richard Chang, among others, this is currently an ongoing matter related to legal invoicing and Mr. Chang is working towards a settlement. Second, Mr. Chang currently is disputing a charge with the IRS related to a claim regarding payroll tax liability. These matters are ongoing but do not relate to PhorMed, Inc.

## RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)  to the Company;

(2)  to an accredited investor;

(3)  as part of an offering registered with the SEC; or

(4)  to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

## SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on October 19, 2023.

**Phormed Inc**

By  /s/ *Ben Chang*

　　Name: Phormed Inc

　　Title:  President, CEO, CFO, Director

Exhibit A

# FINANCIAL STATEMENTS

# PhorMed, Inc.

## FINANCIAL STATEMENTS
## YEAR ENDED DECEMBER 31, 2022 AND 2021
### *(Audited)*

*(Expressed in United States Dollars)*

**INDEX TO FINANCIAL STATEMENTS**

---

**INDEPENDENT AUDITORS' REPORT**

To the Board of Directors
PhorMed, Inc.
Beverly Hills, California

**Opinion**

We have audited the financial statements of PhorMed Inc. (the "Company,"), which comprise the balance sheets as of December 31, 2022 and 2021, and the related statements of income, changes in members' equity, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

**Basis for Opinion**

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

**Responsibilities of Management for the Financial Statements**

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for period of twelve months from the end of the year ended December 31, 2022.

**Auditor's Responsibilities for the Audit of the Financial Statements**

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.

In performing an audit in accordance with GAAS, we:

• Exercise professional judgment and maintain professional skepticism throughout the audit.

• Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

• Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of of the Company's internal control. Accordingly, no such opinion is expressed.

• Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

• Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

**Going Concern**

As discussed in Note 12, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

September 25, 2023
Los Angeles, California

| As of December 31, | | 2022 | | 2021 |
|---|---|---|---|---|
| (USD $ in Dollars) | | | | |
| **ASSETS** | | | | |
| Current Assets: | | | | |
| Cash & cash equivalents | $ | 171,333 | $ | 105,694 |
| Inventory | | 321,661 | | - |
| Prepaids and other current assets | | 96,273 | | - |
| **Total current assets** | | **589,267** | | **105,694** |
| | | | | |
| Property and equipment, net | | 1,355 | | 1,626 |
| Intangible assets, net | | 155,437 | | 76,404 |
| **Total assets** | $ | **746,059** | $ | **183,724** |
| | | | | |
| **LIABILITIES AND MEMBERS' EQUITY** | | | | |
| Current Liabilities: | | | | |
| Accounts payable | $ | 154,844 | $ | 52,614 |
| Other current liabilities | | 550,000 | | 165,000 |
| Due to related party | | 9,650 | | 9,650 |
| **Total current liabilities** | | **714,494** | | **227,264** |
| | | | | |
| **Total liabilities** | $ | **714,494** | $ | **227,264** |
| | | | | |
| **STOCKHOLDERS' EQUITY** | | | | |
| Common Stock | | 52,524 | | 41,088 |
| Aditional Paid in Capital | | 3,051,168 | | 1,510,086 |
| Retained earnings/(Accumulated Deficit) | | (3,072,127) | | (1,594,714) |
| | | | | |
| **Total stockholders' equity** | | **31,565** | | **(43,540)** |
| | | | | |
| **Total liabilities and members' equity** | $ | **746,059** | $ | **183,724** |

*See accompanying notes to financial statements.*

| For Fiscal Year Ended December 31, | 2022 | 2021 |
|---|---|---|
| (USD $ in Dollars) | | |
| Net revenue | $ - | $ - |
| Cost of goods sold | - | - |
| Gross profit | - | - |
| | | |
| Operating expenses | | |
| General and administrative | 741,070 | 355,870 |
| Consulting expense | 426,354 | 186,264 |
| Research and development | 274,110 | 25,135 |
| Sales and marketing | 35,879 | 6,585 |
| Total operating expenses | 1,477,413 | 573,854 |
| | | |
| Operating income/(loss) | (1,477,413) | (573,854) |
| | | |
| Interest expense | - | - |
| Other Loss/(Income) | - | - |
| Income/(Loss) before provision for income taxes | (1,477,413) | (573,854) |
| Provision/(Benefit) for income taxes | - | - |
| | | |
| Net income/(Net Loss) | $ (1,477,413) | $ (573,854) |

*See accompanying notes to financial statements.*

**For Fiscal Year Ended December 31, 2022 and 2021**

| (USD $ in Dollars, except per share data) | Common Stock | | Paid-In Capital | Accumulated deficit | Total Stockholders' Equity |
|---|---|---|---|---|---|
| | Shares | Amount | | | |
| **Balance—December 31, 2020** | **39,999,989** | **$  40,000** | **$  958,488** | **$  (1,020,860)** | **$  (22,372)** |
| Issuance of common shares | 1,088,428 | 1,088 | 551,598 | - | 552,686 |
| Net income/(loss) | - | - | - | (573,854) | (573,854) |
| **Balance—December 31, 2021** | **41,088,417** | **$  41,088** | **$  1,510,086** | **$  (1,594,714)** | **$  (43,540)** |
| Issuance of common stock | 11,435,350 | 11,435 | 1,541,082 | - | 1,552,517 |
| Net income/(loss) | - | - | - | (1,477,413) | (1,477,413) |
| **Balance—December 31, 2022** | **52,523,767** | **$  52,524** | **$  3,051,168** | **$  (3,072,127)** | **$  31,565** |

*See accompanying notes to financial statements.*

**PHORMED INC.**
**STATEMENTS OF CASH FLOWS**

| As of December 31, | | 2022 | | 2021 |
|---|---|---|---|---|
| (USD $ in Dollars) | | | | |
| **CASH FLOW FROM OPERATING ACTIVITIES** | | | | |
| Net income/(loss) | $ | (1,477,413) | $ | (573,854) |
| *Adjustments to reconcile net income to net cash provided/(used) by operating activities:* | | | | |
| Depreciation and amortization | | 9,692 | | 4,867 |
| Changes in operating assets and liabilities: | | | | |
| Prepaids and other current assets | | (96,273) | | 11,415 |
| Inventory | | (321,661) | | - |
| Accounts Payable | | 102,230 | | (163,535) |
| Accrued Expenses | | 385,000 | | - |
| Crowdfunding receivable | | - | | 173,749 |
| Other current liabilities | | - | | 65,000 |
| **Net cash provided/(used) by operating activities** | | **(1,398,425)** | | **(482,358)** |
| **CASH FLOW FROM INVESTING ACTIVITIES** | | | | |
| Purchases of property and equipment | | (1,035) | | - |
| Purchases of Intangibles | | (87,419) | | (36,984) |
| **Net cash used in investing activities** | | **(88,454)** | | **(36,984)** |
| **CASH FLOW FROM FINANCING ACTIVITIES** | | | | |
| Note payable | | - | | (37,494) |
| Issuance of common shares | | 1,552,517 | | 552,686 |
| **Net cash provided/(used) by financing activities** | | **1,552,517** | | **515,192** |
| | | | | |
| Change in cash | | 65,639 | | (4,150) |
| Cash—beginning of year | | 105,694 | | 109,844 |
| **Cash—end of year** | $ | **171,333** | $ | **105,694** |
| | | | | |
| **Non Cash Investing and Financing Activities** | | | | |
| | | | | |
| **SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION** | | | | |
| Cash paid during the year for interest | $ | - | $ | - |
| Cash paid during the year for income taxes | $ | - | $ | - |
| | | | | |
| **OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES** | | | | |
| Purchase of property and equipment not yet paid for | $ | - | $ | - |
| Conversion of debt into equity | $ | - | $ | - |

*See accompanying notes to financial statements.*

## 1. NATURE OF OPERATIONS

PhorMed Inc., was formed on May 15, 2019 in the state of Nevada. The financial statements of PhorMed Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Beverly Hills, CA.

PhorMed Inc. is a biotech company whose primary function is R&D in drug development and clinical research. It is focused is on developing treatments in cancer and neurology and the primary indications in the pipeline are AML, Hodgkin's Lymphoma and Parkinson's disease. The company's proprietary drug is a platform technology and a gene repair therapy/immunotherapy. The company's mission is to treat unmet medical needs by treating the cause rather than the symptom.

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

**Basis of Presentation**

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

**Use of Estimates**

The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

**Fair Value of Financial Instruments**

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

*Level 1* - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

*Level 2* - Include other inputs that are directly or indirectly observable in the marketplace.

*Level 3* - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

The fair value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2022 and 2021. These financial instruments include cash, accounts payable, and accrued liabilities. Fair values for these items were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

**Cash and Cash Equivalents**

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2022 and December 31, 2021, the Company's cash and cash equivalents did not exceed FDIC insured limits.

**Concentration of Credit Risk**

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

**Inventory**

Inventories are valued at the lower cost and net realizable value. Costs related to raw materials and finished goods are determined using an average method.

**Property and Equipment**

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of, and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment are as follows:

| Category | Useful Life |
| --- | --- |
| Computers | 3 years |

**Intangible Assets**

Intangible assets are stated at cost, net of accumulated amortization. Amortization is calculated using the straight-line method over the estimated useful lives to the residual value of the related assets. Intangibles include patent development costs are amortized over the period seventeen years.

**Impairment of Long-Lived Assets**

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

**Revenue Recognition**

The Company follows the provisions and the disclosure requirements described in ASU 2014-09 also referred to as Topic 606.

Revenue recognition, according to Topic 606, is determined using the following steps:

Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay and the contract has commercial substance.

Identification of performance obligations in the contract: performance obligations consist of a promise in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

Income is principally comprised of revenues earned by the Company as part of the sale of its medical products. The Company has not had any revenues for the fiscal years 2022 and 2021.

**Advertising and Promotion**

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2022 and December 31, 2021 amounted to $35,879 and $6,585, which is included in sales and marketing expense.

**Research and Development Costs**

Costs incurred in the research and development of the Company's products are expensed as incurred. Research and development expenses for the years ended December 31, 2022 and December 31, 2021 amounted to $274,110 and $25,135 which is included in research and development expense.

**Income Taxes**

The Company is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

**Subsequent Events**

The Company considers events or transactions that occur after the balance sheets date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through September 25, 2023, which is the date the financial statements were issued.

**Recently Issued and Adopted Accounting Pronouncements**

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

## 3.   INVENTORY

Inventory consists of finished products.

## 4.   DETAILS OF CERTAIN ASSETS AND LIABILITIES

Other assets comprise primarily security deposits and accounts payable comprise primary trade payables while other current liabilities comprise primarily accrued expenses.

## 5.   PROPERTY AND EQUIPMENT

As of December 31, 2022 and December 31, 2021, property and equipment consist of:

| As of Year Ended December 31, | 2022 | 2021 |
|---|---|---|
| Computer Equipment | $    3,617 | $    2,582 |
| **Property and Equipment, at Cost** | **3,617** | **2,582** |
| Accumulated depreciation | (2,263) | (956) |
| **Property and Equipment, Net** | **$    1,355** | **$    1,626** |

Depreciation expenses for property and equipment for the fiscal year ended December 31, 2022 and 2021 were in the amount of $1,306 and $517 respectively.

## 6. INTANGIBLE ASSETS

As of December 31, 2022, and December 31, 2021, intangible asset consists of:

| As of Year Ended December 31, | 2022 | 2021 |
|---|---|---|
| Patents | $ 169,631 | $ 82,212 |
| **Intengible assets, at Cost** | **169,631** | **82,212** |
| Accumulated amortization | (14,194) | (5,808) |
| **Intangible assets, Net** | $ **155,437** | $ **76,404** |

Entire intangible assets have been amortized. Amortization expense for trademarks and patents for the fiscal year ended December 31, 2022 and 2021 was in the amount of $8,386 and $4,351 respectively.

## 7. CAPITALIZATION AND EQUITY TRANSACTIONS

**Preferred Stock**

The total number of shares of Preferred Stock that the Corporation shall have authority to issue is ten million (10,000,000) shares. The Preferred Stock may be issued in one or more series, each series to be appropriately designated by a distinguishing letter or title, prior to the issuance of any shares thereof. The voting powers, designations, preferences, limitations, restrictions and relative participating optional and other rights and the qualifications, limitations, or restrictions thereof, of the Preferred Stock shall hereinafter be prescribed by resolution of the board of directors. As of December 31, 2022 and December 31, 2021 no preferred shares have been issued and outstanding.

**Common stock**

The Company is authorized to issue 100,000,000 shares of Common Shares with the par value of $0.001. As of December 31, 2022, and December 31, 2021, 52,523,767 and 41,088,417 shares of Common Stock have been issued and outstanding respectively.

## 8. INCOME TAXES

The provision for income taxes for the year ended December 31, 2022 and December 31, 2021 consists of the following:

| As of Year Ended December 31, | 2022 | 2021 |
|---|---|---|
| Net Operating Loss | $ (440,860) | $ (171,238) |
| Valuation Allowance | 440,860 | 171,238 |
| **Net Provision for income tax** | $ - | $ - |

Significant components of the Company's deferred tax assets and liabilities at December 31, 2022, and December 31, 2021 are as follows:

| As of Year Ended December 31, | | 2022 | | 2021 |
|---|---|---|---|---|
| Net Operating Loss | $ | (916,723) | $ | (475,863) |
| Valuation Allowance | | 916,723 | | 475,863 |
| **Total Deferred Tax Asset** | $ | - | $ | - |

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2022 and December 31, 2021. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carry-forward period are reduced or increased.

For the fiscal year ending December 31, 2022, the Company had federal cumulative net operating loss ("NOL") carryforwards of $3,072,127. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2022, and December 31, 2021, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2022, and December 31, 2021, the Company had no accrued interest and penalties related to uncertain tax positions.

## 9.    COMMITMENTS AND CONTINGENCIES

**Operating Leases**

During 2020, the Company entered a month-to-month rental contract with a certain landlord for shared workplace. As of December 31, 2022 and 2021, rent expenses were in the amount of $35,255 and $31,757 respectively.

**Contingencies**

The Company's operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations. The management of the Company believes that the Company is in compliance with applicable local and state regulation as of December 31, 2022 and December 31, 2021.

The Company is contingently liable to issue 20,000,000 shares upon clinical trial approval milestone to RCH LLC, which is expected to occur during the fiscal year ending December 31, 2023.

**Litigation and Claims**

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2022 and December 31, 2021, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

## 10. RELATED PARTY TRANSACTIONS

On May 15, 2020, RLC Holdings LLC (wholly owned by Richard L. Chang, father of CEO Ben Chang and Chief Science Officer of the Company) and the Company entered into a consulting agreement. RLC Holdings LLC was offered and purchased 28,610,000 Common Shares at a par value ($28,610) as a founder of the Company. Under the consulting agreement, RCL Holdings LLC will be paid as to be paid $240,000 annually. As of December 31, 2022 and December 31, 2021, $242,000 and $145,000, respectively, were recorded as an outstanding liability as reflected on the Company's balance sheet included in accrued liabilities.

On May 15, 2020, Imagic LLC (wholly owned by Ben Chang, Chief Executive Officer and Chairman of the Board of Directors of the Company) and the Company entered into a consulting agreement. Imagic LLC was offered and purchased 2,500,000 Common Shares at a par value ($2,500) as a founder of the Company. Under the consulting agreement, Imagic LLC, will be paid as to be paid $276,000 annually. As of December 31, 2022 and December 31, 2021, $288,000 and $0, respectively, were recorded as an outstanding liability as reflected on the Company's balance sheet included in accrued liabilities.

On January 4, 2021, Edward Pan, investor, entered into a consulting agreement. Edward Pan was offered, and he purchased 500,000 Common Shares at a par value ($500) as a founder of the Company. Under the consulting agreement, Edward Pan was to be paid $60,000 annually. As of both December 31, 2022 and December 31, 2021, $20,000 was unpaid and accrued.

During the year ended December 31, 2021 the Company loaned $9,650 from its members. As of both December 31, 2022 and December 31, 2021 the amount due to members was $9,650.

## 11. SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2022 through September 25, 2023, which is the issuance date of these financial statements.

The Company entered into an agreement on September 12, 2023, with a marketing company, AI Analytics, for marketing services. This agreement is for a term of thirty months at $5,000 and 50,000 Common Shares a month for promoting equity crowdfunding.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

## 12. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has an accumulated deficit of $3,072,127, an operating cash flow loss of $1,398,425, and liquid assets in cash of $171,333. The Company's situation raises a substantial doubt on whether the entity can continue as a going concern in the next twelve months.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

## CERTIFICATION

I, Ben Chang , Principal Executive Officer of Phormed Inc, hereby certify that the financial statements of Phormed Inc included in this Report are true and complete in all material respects.

*Ben Chang*

President, CEO, CFO, Director